November 26, 2024

J. Michael Dodson
Chief Financial Officer
Immersion Corporation
2999 N.E. 191st Street, Suite 610
Aventura, FL 33180

        Re: Immersion Corporation
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-38334
Dear J. Michael Dodson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology